UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

China Growth Equity Investment Ltd.
(Name of Issuer)

Ordinary Shares, Par Value $0.001 Per Share
(Title of Class of Securities)

G2114K107
(CUSIP Number)

Xinrong Zhuo
c/o China Dredging Group Co., Ltd.
Chairman
Floor 18, Tower A
Zhongshan Building No. 154, Hudong Road
Gulou District, Fuzhou City
Fujian Province 350001, PRC
86-591-8727-1266
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons

Xinrong Zhuo
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization

Special Administrative Region of Hong Kong
	7.	Sole Voting Power
NUMBER OF
sHARES		539,000 (See Item 5)
BENEFICIALLY	8.	Shared Voting Power
OWNED BY
EACH		0
REPORTING	9.	Sole Dispositive Power
PERSON
WITH		539,000 (See Item 5)
	10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

539,000 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)

8.6% (See Item 5)
14.	Type of Reporting Person (See Instructions)

IN

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, par value $0.001 per share (the “Shares”), of China Growth Equity Investment Ltd.., a Cayman Islands exempted company (the “Issuer”). The address of the principal executive office of the Issuer is CN11 Legend Town, No. 1 Balizhuangdongli, Chaoyang District, Beijing, 100025, P.R.C.

Item 2.	Identity and Background.

The person filing this Statement is Xinrong Zhuo (“Mr. Zhuo” or the “Reporting Person”). The principal business address for Mr. Zhou is Floor 18, Tower A, Zhongshan Building, No. 154, Hudong Road, Gulou District, Fuzhou City, Fujian Province, PRC and his principal occupation is chairman of China Dredging Group Co., Ltd. (“China Dredging”) and Fujian Provincial Pingtan County Ocean Fishing Group Co. (“Pingtan Fishing”).

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Zhuo is a citizen of the Special Administrative Region of Hong Kong.

Item 3.	Source and Amount of Funds or Other Consideration.

All funds used by Mr. Zhuo to acquire the 539,000 Shares as described below in Item 4 have come directly from assets controlled by Mr. Zhuo. The aggregate amount of consideration paid for the Shares was $5,407,517.50.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	Purpose of Transaction.

The Issuer, China Dredging, Mr. Zhuo and China Growth Dredging Sub Ltd. entered into that certain Agreement and Plan of Merger, dated as of October 24, 2012 (the “Merger Agreement”) and immediately following the execution of the Merger Agreement, Issuer, Pingtan Fishing, Mr. Zhuo, Merchant Supreme Co., Ltd, Prime Cheer Corporation Limited Heroic Treasure Limited and Fuzhou Honglong Ocean Fishery Co., Ltd. entered into that certain share purchase agreement, dated as of October 24, 2012 (the “Share Purchase Agreement”). Copies of the Merger Agreement and Share Purchase Agreement were filed by the Issuer as exhibits to a Current Report on Form 8-K filed by the Issuer with the SEC on October 30, 2012. The transactions contemplated by the Merger Agreement and the Share Purchase Agreement have not yet been consummated. Mr. Zhou is the chairman of both China Dredging and Pingtan Fishing.

On January 28, 2013 and January 30, 2013, respectively, Mr. Zhuo purchased the 539,000 Shares from certain stockholders of the Issuer for aggregate proceeds of $5,407,517.50 to help ensure that the Issuer has a minimum cash amount of $5,000,001 held in its trust account at closing of the transactions contemplated by the Merger Agreement and Share Purchase Agreement. All of the Shares were purchased for $10.0325 per share.

Except as set forth above in this Item 4, the Reporting Person does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 5.

(a) Mr. Zhuo holds directly and beneficially owns 539,000 Shares and these Shares represent beneficial ownership of approximately 8.6% of the 6,250,000 ordinary shares of the Issuer which are issued and outstanding as reported by the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of these Shares.

(c) Except as described in Item 4 above, the Reporting Person hereto has not effected any transactions in the Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 2, 4 and 5 hereof is hereby incorporated herein by reference.

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries, other than the Merger Agreement or the Share Purchase Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1	Agreement and Plan of Merger, dated as of October 24, 2012, by and between China Growth Equity Investment Ltd., China Dredging Group Co., Ltd., China Growth Dredging Sub Ltd., and Xinrong Zhuo (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-35192, filed with the Securities and Exchange Commission on October 30, 2011)

2	Share Purchase Agreement, dated as of October 24, 2012, by and among China Growth Equity Investment Ltd, Merchant Supreme Co., Ltd., Prime Cheer Corporation Limited, Xinrong Zhuo, Fujian Provincial Pingtan County Ocean Fishing Group Co., Heroic Treasure Limited and Fuzhou Honglong Ocean Fishery Co., Ltd. (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K (File No. 001-35192, filed with the Securities and Exchange Commission on October 30, 2011)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2013
Date

/s/ Xinrong Zhuo
Xinrong Zhuo